STATE OF DELAWARE CERTIFICATE OF CONVERSION FROM A CORPORATION TO A LIMITED LIABILITY COMPANY PURSUANT TO SECTION 266 OF THE DELAWARE GENERAL CORPORATION LAW
1.) The name of the corporation immediately prior to filing this Certificate is Allegheny Trading Finance Company.
2.) The date the Certificate of Incorporation was filed on is October 16, 2002.
3.) The original name of the corporation as set forth in the Certificate of Incorporation is Allegheny Trading Finance Company.
4.) The name of the limited liability company as set forth in the formation is Allegheny Trading Finance Company, LLC.
5.) The conversion has been approved in accordance with the provisions of Section 266.
By:	ALLEGHENY TRADING FINANCE COMPANY /s/ Robert W. Grier Robert W. Grier Vice President and Assistant Secretary